FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

March 18, 2008

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES – LIAM JOINT VENTURE PROJECT UPDATE

February 13, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to provide an update on its Liam Joint Venture project in Peru.

The Liam project is a 50/50 Joint Venture with Newmont Peru Limited (a wholly owned subsidiary of Newmont Mining Corporation) (“Newmont”). The project consists of over 288,000 hectares of claims in southern Peru. The region hosts a significant number of precious metal and base-metal occurrences and deposits, including several world-class copper, silver and gold-silver deposits.

Since inception of the Joint Venture in 2003, the partners have identified and evaluated 38 exploration prospects in the project area, nine of which have been drilled. The prospects and projects include high-sulphidation, low-sulphidation vein, low-sulphidation disseminated, carbonate-replacement, mesothermal vein, skarn and porphyry hydrothermal systems. The most advanced and significant projects in Liam are the Crespo and Queshca silver-gold and gold high-sulphidation systems.   Drilling has recently been completed at four projects, as described below. The Joint Venture is currently evaluating results from the drilling, as well as data from the rest of the project area to plan for ongoing work in 2008.

Numa

Numa is a silver and base-metal mineralized carbonate replacement system located in the northeastern part of the Liam Joint Venture area. Newmont has completed an 18-hole (3,097 metres) first-phase drill program at Numa, with thirteen of the eighteen holes (NUM-001, NUM-002, NUM-004 through NUM-014) drilled at the principal carbonate-replacement mineralized system and five other holes (NUM-003, NUM-015 through NUM-018) drilled on three peripheral, skarn and carbonate-replacement, targets. Assay results are as follows:

Drill Hole No. [1]	Interval			Grade
	From (metres)	To (metres)	Length (metres) [2]	Silver (g/t) [3]	Lead (%)	Zinc (%)[2]
NUM-001	7.10	40.60	33.50	167.33	0.74	1.72
	49.55	57.10	7.55	83.64	0.16	0.88

NUM-002	86.00	139.15	53.15	78.14	1.07	2.12

NUM-003	10.00	24.00	14.00	0.75 g/t Au, and 0.60% Cu

NUM-004	0.00	69.25	69.25	50.54	0.43	1.94
including	31.20	52.00	20.80	114.88	0.57	3.74

NUM-005	4.00	16.55	12.55	96.03	0.33	0.35
including	9.20	14.95	5.75	180.13	0.51	0.57

Drill Hole No.[1]	Interval			Grade
	From (metres)	To (metres)	Length (metres)[2]	Silver (g/t) [3]	Lead (%)	Zinc (%)
NUM-006	27.00	31.40	4.40	87.76	0.08	0.08
	78.80	81.65	2.85	109.71	0.06	0.09
	85.20	104.95	19.75	74.77	0.04	0.07

NUM-007	5.00	10.00	5.00	68.54	0.72	2.39
	13.75	17.35	3.60	54.19	0.13	1.48
	124.95	132.00	7.05	274.80	2.54	3.85

NUM-008	0.00	51.00	51.00	30.12	0.31	1.14
including	20.00	29.60	9.60	82.51	0.76	2.58
including	8.00	34.55	26.55	43.58	0.49	1.88

NUM-009	98.00	108.10	10.10	57.87	0.22	0.22
	124.00	127.70	3.70	80.84	0.50	0.49

NUM-010	34.60	40.00	5.40	239.11	0.67	1.65

NUM-011	112.00	142.80	30.80	32.49	0.80	1.71

NUM-012	60.00	100.50	40.50	24.90	0.12	0.24
	108.00	109.60	1.60	141.17	0.11	0.22
including	62.65	64.50	1.85	145.00	1.47	1.80
including	108.00	109.60	1.60	482.00	0.20	0.25

NUM-013	3.75	6.60	2.85	16.78	0.40	1.00
	68.00	79.30	11.30	150.19	0.86	1.86

1  Drill holes NUM-014 to NUM-018 reported no significant results.

2  Interval reported is down-hole core length as true widths are not known at this time.

3  Grams per tonne.

The results from the 13 holes in the principal carbonate replacement mineralized zone are encouraging. Previous mapping and sampling indicates that the mineralization is distributed over two kilometers of strike-length.  Mineralized thicknesses at depth are similar to widths seen in outcrop. Continuity between drill holes is not clear due to wide drill-spacing (up to 500 metres) and “pinch and swell” geometries of the mineralized zones seen on surface. The project remains an exciting exploration project within the Liam Joint Venture.  Additional work is needed to determine the significance of the mineralization. Three dimensional modeling, detailed structural mapping and interpretation and geophysical surveying are being considered for planning the next phase of drilling in the principal mineralized zone.

More field and interpretive work is planned to develop additional drill targets in the greater Numa area, as several other alteration zones have been identified and not drill-tested. Preliminary work suggests that structural blocks of limestone have been down-dropped into intrusive rocks, possibly preserving additional carbonate-replacement systems.

Huacullo

Huacullo is a low-sulphidation gold-silver vein project located 18 kilometres northwest of Crespo/Quescha. Multiple veins outcrop at Huacullo and are present over at least 800 metres of strike-length.  Results from the five-hole (922 metres) second drill phase at Huacullo are as follows:

Hole No.	Interval			Grade
	From (metres)	To (metres)	Length (metres)[1]	Silver (g/t)	Gold (g/t)
HUA-009	111.95	113.15	1.20	20.60	1.49
	131.85	146.00	14.15	6.70	0.24
including	141.50	142.25	0.75	35.10	0.88
including	143.65	144.00	0.35	38.10	0.86

HUA-010	127.20	131.10	3.90	33.10	1.05
including	129.70	130.10	0.40	73.20	4.20

HUA-011	114.25	126.00	11.75	3.56	0.74
including	114.25	114.80	0.55	22.40	1.03
including	118.90	120.00	1.10	1.74	1.27
including	123.80	126.00	2.20	5.05	1.46
	171.95	172.45	0.50	12.05	0.82

HUA-012	No significant results

HUA-013	62.20	62.45	0.25	35.20	2.14

                   1  Interval reported is down-hole core length as true widths are not known at this time.

Previous drilling at Huacullo by Newmont in 2006 resulted in several significant silver and gold intersections (see News Release dated December 4, 2006), which were highlighted by:  2.30 metres of 91.50 grams per tonne silver and 11.50 grams per tonne gold, including 1.05 metres of 22.40 grams per tonne gold in HUA-008, 1.65 metres of 133.50 grams per tonne silver and 1.35 grams per tonne gold in HUA-004, 0.45 metres of 144 grams per tonne silver and 3.20 grams per tonne gold in HUA-002 and 0.90 metres of 109 grams per tonne silver in HUA-006.

Additional field evaluation at Huacullo will continue to test the size potential of the higher grade veins and possible shoots as well as test for additional veins.

Aluja

The Aluja Project is located 30 kilometres northwest of Crespo/Quescha and is a strongly developed high-sulphidation gold system that covers 2.0 kilometres by 1.5 kilometres. Aluja alteration includes multiple phases of silica, including large areas of granular silica interpreted to be formed by upper level, vapor-phase alteration.  Multiple hydrothermal breccia bodies cross-cut the granular silica zones and four outcrop samples from the breccia bodies contain from 4.0 to 54 grams per tonne gold. Newmont completed a nine hole (2064.0 metres) first-phase drill program at Aluja and assay results are as follows:

Hole No. [1]	Interval			Grade
	From (metres)	To (metres)	Length (metres)[2]	Silver (g/t)	Gold (g/t)
ALJ-001	6.00	7.50	1.50	4.13	1.82
	9.00	10.50	1.50	6.98	2.79

ALJ-002	8.50	10.00	1.50	0.08	0.66
	31.00	56.50	25.50	0.80	0.17

ALJ-003	28.00	43.00	15.00	2.19	0.40
including	34.00	35.50	1.50	0.91	1.82

ALJ-004	26.50	47.50	21.00	3.99	1.37
including	26.50	41.50	15.00	5.51	1.86

ALJ-005	12.00	16.00	4.00	4.72	0.25

ALJ-006	24.00	30.00	6.00	8.07	0.17
including	24.00	26.00	2.00	20.20	0.37

                   1  Drill holes ALJ-007 to ALJ-009 reported no significant results.

                   2  Interval reported is down-hole reverse circulation interval length as true widths are not known at this time.

Results are disappointing; however do indicate anomalous subsurface values from a strongly altered area of 800 metres by 800 metres. Data review and additional field work is planned in 2008 to decide if further drilling is justified in 2008.

Pacobamba

The Pacobamba project is located 50 kilometres to the northwest of Crespo/Queshca and consists of two target zones: a 2,500 metre by 400 metre area of intensely altered hydrothermal breccias, volcanic rocks and limestone with 75 outcrop samples containing from 0.20 to 1.0 gram per tonne gold and 13 outcrop samples containing from 1.00 to 4.48 grams per tonne gold and a skarn zone outcropping over an area of 1,600 metres by 150 metres with 12 outcrop samples containing from 1.0 to 17.0 percent copper and 1.00 to 4.47 grams per tonne gold. Southwestern completed seven holes in the first-phase drill program, with six of the seven holes in the gold target and the seventh hole in the skarn target. No significant assay results were received for the first six holes, while assay results for the seventh hole (skarn zone) are as follows:

Hole No.	Interval			Grade
	From (metres)	To (metres)	Length (metres)[1]	Gold (g/t)	Copper (%)
PACO-007	52.50	69.00	16.50	0.34	0.57
including	60.00	67.00	7.00	0.60	1.09

      1 Interval reported in down-hole core length as true widths are not known at this time.

Additional field work is planned in the gold zone to determine if more drill targets can be developed and more mapping, sampling and possibly geophysics is planned in the skarn zone before additional drilling in 2008 is considered.

Quality Control

Southwestern has implemented a quality control program to ensure best practices in litho geochemical sampling and analysis of the trench samples. Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh. The pulps are sent to ALS Chemex in Vancouver, BC. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Alejandro Losada-Calderon, Vice-President Exploration of the Company, is the qualified person as defined by National Instrument 43-101 for the Company and has verified the data contained in this news release.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru with Newmont Peru Limited. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.
These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES ANNUAL GENERAL MEETING

February 22, 2008

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announces that all shareholders of record on March 20, 2008 will be entitled to receive notice of and to vote at the Annual General Meeting of shareholders, to be held on Tuesday May 6, 2008 at 10:00 am PDT at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru with Newmont Peru Limited. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES – MILLO-AZUCAR PROJECT UPDATE

March 11, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to provide an update on its Millo-Azucar project in Peru.

The Millo-Azucar project is located in southern Peru, within the area of the greater Liam Joint Venture (between Southwestern and Newmont Peru Limited, a wholly owned subsidiary of Newmont Mining Corporation). It covers several low sulphidation epithermal vein systems around a large high sulphidation alteration zone. Millo-Azucar is a Joint Venture with Yamana Gold Inc. (“Yamana”), whereby Yamana is earning a 70% interest in the project by funding all costs through to the completion of a pre-feasibility study.

Yamana recently completed a 15 hole (3,814 metres) second-phase drill program on the project and the drilling was carried out at both the Española low sulphidation vein system (nine holes) and the Millo high sulphidation zone (six holes). Drill assay results have been received with exciting results returned from the nine holes on the Española veins. The holes drilled on the Millo high sulphidation zone did not return significant results. Results for the nine holes at Española are as follows:

Hole No.	Interval			Grade		Gold Equivalent (g/t)[4]
	From (metres)	To (metres)	Length (metres)[1]	Gold (g/t)[2]	Silver (g/t)
PTT-004[3]	81.80	84.80	3.00	1.16	99.20	3.14
PTT-013	84.50	89.20	4.70	1.93	463.66	11.20
PTT-014	64.50	65.85	1.35	12.60	88.90	14.38
PTT-015	139.75	154.05	14.30	1.17	97.03	3.11
PTT-016	129.90	132.25	2.35	0.91	208.68	5.08
PTT-017	168.10	169.20	1.10	1.17	714.00	15.45
PTT-018	154.15	155.05	0.90	3.42	408.00	11.58
PTT-019	46.70	51.05	4.35	0.29	40.88	1.11
PTT-020	47.60	52.40	4.80	0.45	53.23	1.51
[1]	Interval reported in down-hole core length as true widths are not known at this time.
[2]	Grams per tonne.
[3]	PTT-004 was originally drilled in 2006 to 80.30 metres and was deepened during the second drill phase.
[4]	Gold equivalent based on a silver-gold ratio of 50:1. Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.

Previous drilling of six holes by Yamana (then Meridian Gold Inc.) in 2006 at Española (see News Release dated February 1, 2007), was highlighted by a 20.30 metre intersection grading 317 grams per tonne silver and 2.65 grams per tonne gold in hole PTT-004, a 17.10 metre intersection grading 162 grams per tonne silver and 1.80 grams per tonne gold in hole PTT-005 and a 0.70 metre intersection grading 814 grams per tonne silver and 27.10 grams per tonne gold in hole PTT-007.

Results from both phases of drilling Española are very encouraging. The original drilling at Española was focussed in two areas, approximately one kilometre apart, along the north-northwest striking Española vein system. The recent drilling is mostly from one of these areas, which consists of a 500 metre by 400 metre area of various Española veins and the Colonial vein, an east-west intersecting vein.  The new holes are both step-outs from the previous drilling and holes on new veins. Recent field work by Yamana indicates that the Española vein system extends for at least 3.5 kilometres in strike-length and at least three additional, sub-parallel veins have been identified. Mapping, sampling and additional drill target generation on the identified veins will continue through the second quarter of 2008.

Yamana has applied for a “Category C” drill permit with the Peruvian Government, which, when approved, will enable Yamana to construct more than the presently approved 20 drill pads. Approval is expected early in the second quarter of this year and Yamana will then begin a third phase of drilling to test the greater strike-length of the Española vein system and other associated, recently  identified, veins.

Quality Control

Yamana, as operator of the joint venture on the Millo-Azucar Project, sends samples to the ALS Chemex laboratory in Lima, Peru, an ISO 9002 registered laboratory that is preparing for ISO 17025 certification.  Yamana’s quality control and quality assessment procedures include the analysis of its own blanks, standards and duplicates, introduced among the batches of samples, in addition to those used by the laboratory for its routine testing.  Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh.  A fraction of the pulps is analyzed for gold by fire assay and AAS.  Another fraction of the pulps is digested in aqua regia acid and is analyzed for 34 elements by ICP-AES with Quantitative Low Detection Mercury by AAS. Ore grade silver, lead, copper and zinc analyzes are further analyzed by AAS.  High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Qualified Person

Alejandro Losada-Calderon, Vice-President Exploration of Southwestern, is the qualified person as defined by National Instrument 43-101 for the Company and has verified the data contained in this news release.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru with Newmont Peru Limited. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.
These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES SELLS EXPLORATION PROPERTIES

IN PERU TO MAXY GOLD CORP.

 March 17, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that it has entered into an agreement to sell 15 gold and base metal mineral exploration properties covering a total of 135,369 hectares in Peru to Maxy Gold Corp. (“Maxy”).

Under the terms of the agreement, Maxy will pay C$200,000 cash and issue to Southwestern 1,000,000 common shares of Maxy upon closing. Southwestern will retain a 2% net smelter royalty payable on any commercial production from two of the properties. If Maxy decides to drop any of the properties, it will first offer them to Southwestern.  The agreement is subject to a 30-day legal due diligence and to regulatory approvals and board approval by Southwestern.

This transaction will allow Southwestern to focus on its core properties while providing upside through its shareholding in Maxy, which will aggregate 11% after closing.   Southwestern will continue to advance its existing projects as well as enhance the quality of its strong portfolio in Peru.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru with Newmont Peru Limited. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.
These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525